Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

May 3, 2012

SUBMITTED VIA COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                                            TESARO, Inc.

Registration Statement on Form S-1

Filed March 23, 2012

File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in response to your letter of comment, dated April 19, 2012 to Mr. Leon O. Moulder, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2012.  The Company is concurrently confidentially submitting Amendment No. 2 (the “Amendment”) to the Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Commission prior to the public filing of the Amendment. For the convenience of the Staff, we are supplementally providing marked copies of the Amendment. The Amendment is also enclosed as a text searchable PDF file on a CD.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company has authorized us to confirm that it is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2011. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

The JOBS Act also permits the Company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. On behalf of the Company, we are notifying you that the Company has chosen to “opt out” of this provision and, as a result, it will comply with new or revised accounting standards as required when they are adopted.

On behalf of the Company, we respectfully submit the following responses with respect to each comment contained in the April 19, 2012 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company.

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Securities and Exchange Commission

May 3, 2012

Form S-1

General

1.             Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed.

The Company respectfully acknowledges the Staff’s comment and has filed or confidentially submitted each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

2.             Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company respectfully acknowledges the Staff’s comment.

3.             Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

The Company respectfully acknowledges the Staff’s comment.

4.             Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that to the extent comments in one section apply to similar disclosure elsewhere, the Company has made corresponding revisions to all affected disclosure. The Company has addressed each point raised by each numbered comment and, where applicable, has included in its responses to the comments below page number references keying each response to the page of the marked version of the Amendment where the responsive disclosure can be found.

5.             Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment. The Staff is supplementally advised that the Company does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) or tabular disclosure appearing in the preliminary prospectus. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

Securities and Exchange Commission

May 3, 2012

6.             Throughout the registration statement, you cite various estimates, statistics and other figures. For example:

•                 Pages 3, 66 and 72: “…we estimate that 70% to 80% of cancer patients.”

•                 Pages 3 and 66: “In 2011, EMEND generated $419 million in revenues globally.”

•                 Pages 2 and 66: “CINV has the potential to afflict up to 90% or more of cancer patients…”

•                 Pages 66 and 72: “We estimate…there are nearly 7 million treatments administered on the first day…”

•                 Page 73: “We estimate that patients receiving HEC regimens make up approximately 70% of the potential NK-1 receptor antagonist treatment market.”

•                 Page 74: “We estimate that approximately 30% of the NK-1 receptor antagonist treatment market consists of patients receiving MEC regimens.”

•                 Page 74: “…the patient treatment market grew over 25% compared to the prior year…”

•                 Page 76: “Worldwide, over 1.6 million new lung cancer cases are identified annually, of which over 200,000 of these new lung cancer cases are in the United States.”

In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Where a statement was specifically derived from a third-party source, the Company has attributed such statement to such source. With respect to management estimates found in the prospectus, the Company supplementally informs the Staff of the following:

•                 Pages 66 and 72: “We estimate…there are nearly 7 million treatments administered on the first day…”

The Company has revised the disclosure on pages 3, 72 and 78 to reflect its estimate that in 2011 there were approximately 6.6 million treatments administered on the first day of chemotherapy consisting of the current standard of care for the prevention of CINV.

The Company derived this estimate from an analysis of market data provided by IMS Health Incorporated, specifically its National Sales Perspective, and patient treatment data collected from approximately 500 cancer treatment sites in the United States by Ipsos Healthcare, specifically Synovate’s Tandem United States Oncology Monitor. The IMS Health data set forth, among other things, sales data for 5HT-3 receptor antagonists in the United States in 2011, which is part of the current standard of care for the prevention of CINV.  Upon reviewing the data and based upon management’s familiarity with the market, the Company determined that the Aloxi data could be used to assess the total size of the market.  Aloxi is currently marketed and provided in a single dose for the prevention of CINV on the first day of treatment, and according to survey data from Ipsos Healthcare, Aloxi represents 47.2% of the market for 5HT-3 receptor antagonists.  Accordingly, the Company believes it is reasonable to conclude that each sale of Aloxi represents the use of a 5HT-3 receptor antagonist for the prevention of CINV on the first day of treatment.   The IMS Health reported the sale of 2,881,231 doses of Aloxi in the United States in 2011.  IMS Health, however, does not capture all sales of pharmaceutical products in the United States.  Not all end users and entities in the pharmaceutical distribution chain participate and provide data to IME Health.  The Company estimated that the IMS Health data captured approximately 92.5% of all Aloxi sales.  This figure reflects the midpoint of management’s assessment that IMS Health generally captures between 90% and 95% of all sales, and is confirmed by data provided by IMS Health.  Dividing the

Securities and Exchange Commission

May 3, 2012

2,881,231 by 92.5%, the Company concluded that the total doses of Aloxi sold in the United States in 2011 would have been 3,114,844.  Based on the total number of doses and the 47.2% market share reference above, the Company divided 3,114,844 by 47.2% to reach its estimate that there were approximately 6.6 million treatments administered on the first day of chemotherapy consisting of the current standard of care for prevention of CINV.

The Company also expanded the disclosure on pages 3, 72 and 78 to state that in 2011 approximately 60% of cancer patients receiving the current standard of care for the prevention of CINV were treated with highly emetogenic chemotherapy (“HEC”) regimens. This figure is calculated from the patient treatment data provided by Ipsos Healthcare, which indicates the number of patients who are on HEC and moderately emetogenic chemotherapy (“MEC”) treatment regimens and that receive a 5HT-3 receptor antagonist on the first day of treatment for the prevention of CINV. According to the data, of the 801,798 patients in the sample receiving treatment for prevention of CINV, 497,686, or 62%, were treated with HEC regimens.

The Company further expanded the disclosure on pages 3, 72 and 78 to state that in 2011 approximately 24% of cancer patients receiving the current standard of care for the prevention of CINV were treated with carboplatin, a commonly utilized chemotherapy agent that qualifies as a MEC regimen.  Because an NK-1 receptor antagonist is not called for by the guidelines for all patients on a MEC regimen, the Company had to evaluate different data from Ipsos Healthcare than was used to determine the information on the percentage of patients on a HEC regimen. According to the data, of the 1,163,399 projected annual 5HT-3 receptor antagonist treatments in 2011, 274,526, or 24%, of patients received carboplatin.

The Company supplementally informs the Staff that it will provide copies of the IMS Health Incorporated and Ipsos Healthcare reports supplementally upon request.

•                 Pages 3, 66 and 72: “…we estimate that 70% to 80% of cancer patients.”

The Company derived this estimate from an analysis of the data provided by IMS Health Incorporated and Synovate described above. As noted above, approximately 62% of all treatments for the prevention of CINV on the first day of treatment were HEC regimens, and approximately 24% of cancer patients receiving the current standard of care for the prevention of CINV were treated with carboplatin. Management believes, consistent with the treatment guidelines discussed in the disclosure, that patients treated with HEC regimens, as well as patients on certain MEC regimens including carboplatin, should also be treated with an NK-1 receptor antagonist. Combining these numbers, the data suggests that approximately 86% of all cancer patients receiving the current standard of care for the prevention of CINV on the first day of treatment should receive an NK-1 receptor antagonist. Based on our management’s significant experience in this area, the Company determined that a lower estimate was appropriate and provided a conservative estimate of 70% to 80%.

•                 Page 73: “We estimate that patients receiving HEC regimens make up approximately 70% of the potential NK-1 receptor antagonist treatment market.”

The Company further expanded the disclosure on page 80 to clarify the estimate is based on the market and patient treatment data previously referenced.  The Company derived this estimate from an analysis of the data provided by IMS Health Incorporated and Synovate described above. As noted above, approximately 62% of all treatments for the prevention of CINV on the first day of treatment were HEC regimens, and approximately 24% of cancer patients receiving the current standard of care for the prevention of CINV were treated with carboplatin. Dividing 62% by the combined 86%, results in

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May 3, 2012

approximately 70%.

•                 Page 74: “We estimate that approximately 30% of the NK-1 receptor antagonist treatment market consists of patients receiving MEC regimens.”

The Company further expanded the disclosure on page 80 to clarify the estimate is based on the market and patient treatment data previously referenced.  The Company derived this estimate from an analysis of the data provided by IMS Health Incorporated and Synovate described above. As noted above, approximately 62% of all treatments for the prevention of CINV on the first day of treatment were HEC regimens, and approximately 24% of cancer patients receiving the current standard of care for the prevention of CINV were treated with carboplatin. Dividing 24% by the combined 86%, results in approximately 30%.

•                 Page 74: “…the patient treatment market grew over 25% compared to the prior year…”

The Company further expanded the disclosure on page 80 to clarify the estimate is based on the data from IMS Health.  The Company derived this estimate by reviewing the IMS Health data on units of Emend sold on a year over year basis.

•                 Page 76: “Worldwide, over 1.6 million new lung cancer cases are identified annually, of which over 200,000 of these new lung cancer cases are in the United States.”

The Company further expanded the disclosure on page 84 to clarify the source of this information is the American Cancer Society.

Cover Page

7.             You disclose that you intend to apply for listing on the NASDAQ Global Market under the symbol “TSRO.” Please expand your disclosure here and on page 32, to disclose whether or not you have applied for listing on the NASDAQ Global Market under the symbol “TSRO.”

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and on pages 141 and 150 of the Amendment to disclose that the Company has applied for listing on the NASDAQ Global Market under the symbol “TSRO.”

Prospectus Summary

Our Product Candidates

Rolapitant, page 2

8.             Please describe the current standard of care for CINV and include the basis for your estimates related to number of treatments administered and the percentage of cancer patients that should also receive treatment with an NK-1 receptor antagonist.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amendment to describe the current standard of care for CINV and to provide further information with regard to the matters requested by the Staff.

Securities and Exchange Commission

May 3, 2012

9.             Please clarify what you mean by “rapid onset” by disclosing the hours until the product is effective.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 73 and 81 to clarify what the Company means by the term “rapid onset.”

TSR-011, page 3

10.      Please state the basis for your belief that TSR-011 has the potential to be effective in crizotinib-resistant cancers. Please provide examples of crizotinib-resistant cancers.

The Company advises the staff that the Company has revised the disclosure on pages 5, 84 and 85 accordingly.

11.      Please clarify why you believe you may be permitted to pursue a rapid path to commercialization. Please also clarify the length of time you are referring to by the use of “rapid path.”

The Company advises the Staff that the statement has been deleted.

Risk Factors

Risks Related to Our Financial Position and Capital Needs

“We have incurred significant losses since our inception…” page 9

12.      Please enumerate the major risks incident in the development of new biopharmaceutical products and explain how such risks relate to your expected potential losses.

The Company has revised the disclosure on page 11 to delete the reference to “the major risks incident in the development of new biopharmaceutical products.” The Company believes that the Staff’s comment is addressed in the risk factor entitled “We currently have no source of revenue and never may become profitable.”

Risks Related to Our Business and Industry

“Clinical drug development involves a lengthy and expensive process…” page 12

13.      To the extent you have experienced a delay, suspension or premature termination relating to either of your product candidates, please expand your disclosure to describe and provide the reasons for the relevant delay, suspension or premature termination.

The Company supplementally informs the Staff that it has not experienced a delay, suspension or premature termination relating to either of its product candidates that has had any of the material adverse effects discussed in the risk factor. The Company further informs the Staff that if the Company does experience a delay, suspension or premature termination relating to either of its product candidates that has had any of the material adverse effects discussed in the risk factor, it will expand its disclosure to describe and provide the reasons for the relevant delay, suspension or premature termination.

Securities and Exchange Commission

May 3, 2012

“Our product candidates may cause undesirable side effects…” page 15

14.      Please expand your disclosure to disclose any known undesirable side effects or adverse effects that have been associated with your product candidates.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 accordingly.

“We face substantial competition…” page 18

15.      You disclose that there are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which you are developing your product candidates. Please expand your disclosure to name the companies and products from which you believe you will face competition.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 to disclose the companies and products from which it believes it will face competition.

“If we breach the license agreements for our product candidates…” page 21

16.      Please disclose whether you are aware of any material breaches or have been put on notice by the licensors of any material breach.

The Company supplementally informs the Staff that, as of the date hereof, it is not aware of any material breaches, nor has it received notice from any licensor of any material breach.

“If we are unable to attract and retain highly qualified employees…” page 25

17.      To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges. If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

The Company supplementally informs the Staff that it has not experienced any difficulties managing growth, including retaining skilled personnel, nor have any of its key personnel indicated his or her intention to retire or resign in the near future.  The Company further informs the Staff that if the Company does experience any difficulties managing growth, including retaining skilled personnel, or if any of its key personnel indicate his or her intention to retire or resign in the near future, it will expand its disclosure to describe these challenges to the extent they are material and to address any such key employee departure and the potential impact on the Company’s organization.

“We are relying on the commercial availability of diagnostic tests…” page 26

18.      You disclose that diagnostic tests for the identification of ALK fusions will facilitate rapid and efficient development of your lead ALK inhibitor product candidate, TSR-011. You also disclose that these diagnostic tests are provided by third parties who have no contractual obligation to you to continue to manufacture these tests or make them available commercially. Please disclose the number of manufacturers that make the tests available commercially.

Securities and Exchange Commission

May 3, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 28 to disclose the number of manufacturers that make ALK diagnostic tests available commercially.

Risks Related to Our Dependence on Third Parties

“If we lose our relationships with CROs…” page 27

19.      Please identify here the third-party vendors and CROs upon whom you are substantially dependent, disclose the material terms of your contract with any such vendors and CROs in the Business section and file the related contracts as exhibits to your registration statement.

The Company respectfully acknowledges the Staff’s comment and respectfully submits that it does not believe it is required by Form S-1 or Regulation S-K, or appropriate or useful to investors, to revise the Amendment to list the third-party vendors and contract research organizations, or CROs, with whom it works. The Company respectfully submits that, by inclusion of the risk factor, the Company intends to highlight the risk associated with relying on CROs generally, rather than risks associated with any one CRO. The Company is not substantially dependent upon any one of its agreements with CROs, and in response to the Staff’s comment the Company has revised the risk factor to remove reference to “substantially dependent.” The Company enters into agreements with CROs in the ordinary course of its business to assist with the execution of the Company’s preclinical and clinical trials, and the Company believes this is typical for small and mid-sized biopharmaceutical companies that are in the business of drug development. The CRO agreements are terminable by the Company at any time, and the Company believes that there is no CRO with whom it works that could not be replaced. Although replacing a CRO would involve cost and inconvenience, require management time and focus and potentially delay projects, there are many available CROs in the marketplace with which the Company might contract, and replacing a CRO would not substantively disrupt the progress of ongoing clinical trials.

In addition, the Company respectfully submits that it does not believe that its agreements with third-party vendors and CROs are required to be disclosed under Item 601(b)(10) of Regulation S-K. The Company currently engages a number of separate CROs to conduct its ongoing clinical trials pursuant to separate CRO agreements. These agreements are entered into in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on any such agreements or any single CRO. Accordingly, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

“Adverse developments affecting one or more of our third-party suppliers…” page 28

20.      Please disclose if you are substantially dependent on any of your suppliers. If so, please identify them here and identify the materials supplied. Additionally, disclose the material terms of your arrangement with any such suppliers in the Business section and file any related material contracts as exhibits to your registration statement.

The Company supplementally informs the Staff that it does not believe it is substantially dependent on any of its suppliers. The Company believes that it could replace any of its suppliers without any significant delay or disruption. Additionally, the Company respectfully submits that it does not believe that its agreements with its suppliers are required to be disclosed under Item 601(b)(10) of Regulation S-K. The Company currently engages a number of suppliers. With respect to these agreements with the suppliers, the Company advises the Staff that:

•                 the Company has contracted with multiple suppliers in the course of development of its

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May 3, 2012

product candidates and such agreements are entered into in the ordinary course of the Company’s business; and

•                 the Company believes that it could readily replace any supplier with any number of other suppliers.

Accordingly, because (i) these agreements are entered into in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any such agreements or any single supplier, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

Risks Related to Our Intellectual Property

“We may become involved in lawsuits to protect or enforce…” page 30

21.      Disclose any known infringement of your intellectual property by third parties.

The Company supplementally informs the Staff that, as of the date hereof, the Company is not aware of any infringement of its intellectual property by third parties.

“We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets…” page 31

22.      Disclose whether any members of your senior management team was required to execute non-disclosure or non-competition agreements with his or her prior biotechnology or pharmaceutical employers. If so, please disclose whether you are aware of any threatened or pending litigation related to such agreements.

In response to the Staff’s comments, the Company has revised the disclosure on page 33 to disclose that the senior management team has previously executed non-disclosure and non-competition agreements with their prior employer. The Company has further revised the disclosure to state that it is not aware of any threatened or pending litigation relating to such agreements.

Use of Proceeds, page 40

23.      We note that you intend to use the net proceeds of this offering to fund the clinical development of rolapitant; to advance the development of TSR-011; to in-license or acquire, product candidates, technologies, compounds, other assets or complementary businesses; for general corporate purposes; and for working capital. Please revise your disclosure:

•                 Concerning rolapitant and TSR-011 to specifically and separately identify the amount of proceeds you intend to use to fund that respective product and the stage of development or commercialization you expect the amount of proceeds to bring those each product; and

•                 To separately identify the amount of proceeds you intend to use to fund in-licenses or acquisition, general corporate purposes and working capital.

In response to the Staff’s comments, the Company has revised the disclosure on page 43 to identify the amount of proceeds the Company intends to use to fund its product candidates and the stage of development or commercialization the Company expects to be in after application of such proceeds. With regard to separately identifying the amount of proceeds the Company intends to use to fund in-

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licenses or acquisitions, general corporate purposes and working capital, the Company respectively advises that it is not able to quantify the approximate amount of proceeds that will be devoted to particular uses at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure. In light of this uncertainty, and pursuant to the requirements of Item 504 of Regulation S-K, the Company has disclosed that, in addition to funding its product candidates, the principal purposes of the offering are to obtain additional capital to support its operations, establish a public market for its common stock and to facilitate future access to the public capital markets. In addition, the Company has revised the disclosure to clarify that that it is unable to identify the amount of proceeds that will be applied to any of these particular purposes. If, prior to the effective date of the Registration Statement, the Company determines the approximate amount of proceeds that will be used for a particular purpose, other than in connection with our specific product candidates, it will revise the prospectus accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Accrued Research and Development Expenses, page 54

24.      Please disclose any adjustments to Research and Development expenses based on any changes in assumptions reflected in your most recent estimate of your contracts or state that there has been no adjustments, if true, or adjustments have been immaterial.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 to state that there have been no adjustments made to date to Research and Development expenses.

Stock Based Compensation, page 55

25.      Please address the following relating to your stock-based compensation:

•                 For your retrospective valuation at June 30, 2011 you state that you selected an expected market capitalization based upon your estimated invested capital at the time of your IPO multiplied by the guideline public company’s median multiple of paid in capital. Please tell us why your estimated invested capital is used to compute your expected market capitalization. In addition, please tell us why the guideline public company’s median multiple of paid in capital is used to compute market capitalization.

The Company supplementally informs the Staff that, due to the uncertainty of valuing biotechnology companies, it used a multiple of invested capital as one of the measures of market value under the market approach to estimate enterprise value. Invested capital was used because it provides an objective benchmark for determining the value of an enterprise.  Invested capital reflects the value of two assets: technology and cash.  Further, invested capital provides a measure of the scale of investors’ commitment to the company, the amount expended in developing the technology (including the cost of clinical trials) and the availability of cash to meet future requirements.

For the retrospective valuation at June 30, 2011, the Company used a combination of the market approach and the “back-solve” approach of the option pricing method (“OPM”) to estimate its enterprise value. The OPM back-solve method derived the enterprise value based on the initial issuance of Series B Preferred Stock, an issuance that included and was led by investors who were not affiliated with the Company, in June 2011. According to the American Institute of Certified Public Accountant’s working draft Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, “in

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May 3, 2012

an OPM framework, the back-solve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid.”  The market approach followed the Guideline Public Company (“GPC”) method (the “GPC method”) and used market data from 17 GPCs to estimate enterprise value under two different scenarios: (1) an IPO occurs on June 30, 2012; and (2) an IPO occurs on June 30, 2013.  The Company then allocated this enterprise value by applying a hybrid method (OPM and Probability-Weighted Expected Return Method (“PWERM”)).  This approach derived 70 percent of the enterprise value from utilizing the back-solve approach of applying the OPM back-solve method and 30 percent of the enterprise value from the market approach using the GPC method.

The Company further supplementally informs the Staff that it used the GPC’s median multiple of invested capital because it determined that no particular GPC was more representative of the Company than any other GPC.

•                  For your contemporaneous valuation at December 31, 2011 you state that you selected guideline public companies that completed their initial public offerings in 2010 or 2011 and had drug candidates beyond Phase 2 clinical trials. For your retrospective valuation at June 30, 2011 you state that you selected guideline public companies that had product candidates in Phase 2 or Phase 3 clinical trials. For each of these disclosures, please clarify the number of guideline public companies that you selected and what similarities existed between you and the guideline public company selected such as number of products, types of products, collaboration agreements, size, etc.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 to clarify the similarities of the selected GPCs to the Company. The Company supplementally informs the Staff that data from 17 and 18 GPCs were used for the retrospective valuation at June 30, 2011 and the contemporaneous valuation at December 31, 2011, respectively.  For each of these valuations, the Company selected GPCs that were primarily pharmaceutical companies with an enterprise value as a multiple of invested capital of greater than 0.75x and with a lead product candidate in a development stage post Phase 2 clinical trials or later.  The following table highlights characteristics of the GPCs used by the Company for the valuations:

Development status of GPC’s lead product candidate	June 30, 2011 Retrospective Valuation	December 31, 2011 Contemporaneous Valuation
Pharmaceutical Companies
Post Phase 2 clinical trials	2	2
Phase 3 clinical trials	12	13
Marketed Product	1	1
Total Pharmaceutical Companies	15	16
DNA Sequencing Companies*	2	2
Total GPCs used	17	18

* DNA sequencing companies are representative of the life sciences market.  Both DNA sequencing companies used for valuations had an enterprise value as a multiple of invested capital above the median of all GPCs.

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The GPCs utilized are similar to the Company in that, as of June 30, 2011 and December 31, 2011, the Company was a pharmaceutical company with a post-Phase 2 lead product candidate, rolapitant.

•                  Please clarify how you considered the preferred stock issuances in determining the fair value of your common stock. Clarify if your valuation method determined an enterprise value at each valuation date, how the enterprise value was determined, and how you allocated the enterprise value between the preferred and common stock.

The Company supplementally informs the Staff that for its retrospective valuation at June 30, 2011, it used a combination of the market approach and the “back-solve” approach of the OPM to estimate its enterprise value. The OPM back-solve method derived the enterprise value based on the initial issuance of Series B Preferred Stock, an issuance that included and was led by investors who were not affiliated with the Company, in June 2011. No other valuations considered preferred stock issuances in determining the enterprise value of the Company.

At each valuation date, the Company estimated its enterprise value and then allocated the enterprise value between the classes of preferred and common stock.  If an enterprise value was a future value, the Company discounted the future value to present value. The following table summarizes the valuation method and the allocation method for each valuation date:

Valuation Date	Valuation Approach Used to Determine Enterprise Value	Allocation Method Between Preferred and Common Stock
9/21/2010	Asset Approach	Current Value (Liquidation Preferences)
12/31/2010	Income Approach (Discounted Cash Flows)	OPM
06/30/2011 (retrospective)	OPM “backsolve” and Market Approach	Hybrid (OPM & PWERM)
12/31/2011	Market Approach GPC Multiple of Invested Capital	PWERM (four scenarios)
3/31/2012	Market Approach GPC Multiple of Invested Capital	PWERM (four scenarios)

•                  You disclose on pages 50 and 51 that you acquired a license for a Phase 3 product, Rolapitant in December 2010 and a license for a preclinical product, TSR-011, an ALK inhibitor, in March 2011. Tell us why the change in valuation from December 2010 to March 2011 are appropriate. It is unclear to us why the license acquired for a preclinical product would be valued higher that the license for a Phase 3 product.

The Company supplementally informs the Staff that the Company did not conduct a valuation as of March 2011 and that the Company did not grant stock awards during the period from February 8, 2011 to June 5, 2011.  The increase in enterprise value from the December 2010 valuation to the June 2011 retrospective valuation was primarily due to the increase in capital provided by the Series B Preferred Stock financing in June 2011 and, to a lesser extent,  the acquisition of a license from Amgen for our preclinical product candidate, TSR-011, in March 2011.  As of December 31, 2010, although the

Securities and Exchange Commission

May 3, 2012

Company had acquired a license for rolapitant, the Company’s available capital was limited (less than $3 million) and was not sufficient to progress rolapitant development.

•                  You state on page 58 that the fair value of the common stock increased from December 31, 2010 to June 30, 2011 due to the license agreement with Amgen and the additional preferred stock issuance. Please clarify in the filing why the preferred stock issuance would add value to the fair value of the common stock. It appears that the enterprise value should be allocated between the fair value of the preferred stock and the fair value of the common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 to clarify that the license agreement with Amgen in March 2011 and the Series B Preferred Stock financing in June 2011 were the primary reasons for the increase in the Company’s enterprise value. The Series B Preferred Stock financing significantly improved the Company’s financial position and has provided and we believe will continue to provide, the necessary capital to progress rolapitant through its Phase 3 pivotal program and TSR-011 into its Phase 2 clinical trials.  This additional capital increased the likelihood of creating value for the common shareholders.  In addition, the Company has revised its disclosure to clarify that this enterprise value was allocated between the fair value of the preferred stock and fair value of the common stock.

•                  You state on page 59 that the fair value of the common stock increased from June 30, 2011 to December 30, 2011 due to several factors. One of those factors was that you entered into arrangements with key vendors for your Phase 3 clinical program for rolapitant. Please elaborate on the nature of these arrangements and why these arrangements added value to your common stock. You also state that interest from the investment banking community had increased as a result of the status and timing of your Phase 3 clinical program for rolapitant. Please elaborate on any changes in the status or timing of your Phase 3 clinical programs from June 30, 2011 to December 31, 2011. In addition, clarify how long rolapitant was in Phase 3 when you acquired the rights, the progress made during each period on Rolapitant in 2011 and 2012 and your anticipated timing of completing phase 3. Lastly, clarify why adding seven new employees to your development team added value to your common stock.

The Company supplementally informs the Staff that the following agreements were entered into with vendors for our Phase 3 clinical program for rolapitant between June 30, 2011 and December 31, 2011:

•                  Signed contract with a CRO for phase 3 clinical studies;

•                  Identified a CRO for four, Phase 1 clinical pharmacology studies (bioequivalence, CYP3A4 interaction, rifampin and multiple CYP interactions); and

•                  Identified a contract manufacturing organization (“CMO”) for the production of the active pharmaceutical ingredient (“API”) for rolapitant and completed transfer of manufacturing process.

These agreements provided evidence that the Company’s enterprise value had increased because these contracts were indications that the Company had reduced certain execution risk related to the key aspects of a Phase 3 pivotal program and positioned itself to commence the most significant components of the rolapitant pivotal program; specifically, the three Phase 3 clinical studies, the supporting pharmacology studies and the manufacture of API.

At the time the Company acquired the rights to rolapitant, in December 2010, rolapitant had not yet progressed to Phase 3 clinical trials.  Rolapitant had completed a Phase 2 clinical trial for the

Securities and Exchange Commission

May 3, 2012

prevention of chemotherapy-induced nausea and vomiting in subjects receiving highly emetogenic chemotherapy however, the manufacture of drug product, development of trial protocol and design, key vendor selection and other activities needed to be completed prior to initiating rolapitant’s Phase 3 clinical trials.   In February 2012, the Company enrolled the first patient in a rolapitant Phase 3 clinical trial.  The following list details progress made on the rolapitant program from January 2011 through March 2012.  The activities listed below may not, taken individually, be significant in creating value, however, in the aggregate, these activities have progressed rolapitant from a post-Phase 2 clinical trials product candidate to a product candidate with patients enrolled in a Phase 3 clinical trial.

•                  January 2011 to June 2011:

•                  Transferred the Investigative New Drug application from OPKO Health, Inc. to the Company;

•                  Identified a CMO for drug product and signed an agreement to initiate work;

•                  Identified clinical pharmacology strategy for rolapitant; and

•                  Created Phase 3 clinical trial protocols to meet U.S. Food and Drug Administration (“FDA”) guidance based on information obtained from the end-of-Phase 2 meeting previously held with the FDA.

•                  July 2011 to December 2011:

•                  Held a meeting with the FDA and obtained concurrence for clinical pharmacology plans and the Phase 3 protocol designs;

•                  Finalized the Phase 3 protocols and protocols were published on clinicaltrials.gov;

•                  Completed two year carcinogenicity package and submitted this to the FDA;

•                  Identified a CRO for four Phase 1 clinical pharmacology studies;

•                  Identified a CMO for API manufacture and completed the transfer of the manufacturing process; and

•                  Signed a contract with a CRO for Phase 3 clinical trials.

•                  January 2012 to March 2012:

•                  Completed and submitted an Investigational Medicinal Product Dossier for international regulatory authorities;

•                  Initiated the Phase 3 clinical trials (i.e. first patient enrolled);

•                  Completed the first registration batch of API; and

•                  Completed two clinical pharmacology studies.

We expect to report top line results for our ongoing Phase 3 clinical program for rolapitant during the second half of 2013.

The Company supplementally informs the Staff that the number of employees at the Company grew from eight as of June 30, 2011 to 15 as of December 31, 2011.  This 88% increase in employees resulted in an increase in enterprise value because these employees provide the required capabilities and skill sets for the successful development of our product candidates that did not exist within the Company prior to their employment; specifically, the capabilities to complete the rolapitant pivotal program that includes three global Phase 3 clinical trials and over 2,400 patients.

•                  You discuss on page 60 the difference between IPO price and the fair value at March 30, 2012. Please elaborate on how the fair value at March 31, 2012 was determined taking into consideration any sales of preferred stock to unrelated parties. Explain why the fair value changed from December 31, 2011 to March 31, 2012 and from March 31, 2012 to the date of the IPO price determination.

Securities and Exchange Commission

May 3, 2012

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 through 64 to include the Company’s estimate of the fair value of its common stock as of March 31, 2012. The fair value of the Company’s common stock was determined to be $1.89 as of March 31, 2012. The increase in fair value per share from the December 31, 2011 valuation of $1.42 per share was primarily due to the following:

•                  the probability of a near term liquidity event (i.e., the IPO) had increased from 45% to 60%;

•                  the Company enrolled its first patients in the Phase 3 clinical program for rolapitant;

•                  the Company decreased the discount for lack of marketability from 13% to 10%; and

•                  the improved financial position resulting from the issuance of 26.9 million shares of Series B convertible preferred stock for net proceeds of approximately $58.4 million.

For the March 31, 2012 valuation, the Company did not consider sales of preferred stock in determining enterprise value.

The Company supplementally informs the Staff that it will address the Staffs’ comment related to IPO pricing once the Company has determined a preliminary price range for its IPO.

Business, page 66

Our Product Candidates, page 71

26.       Please disclose whether you made any material alterations or changes to the patient rankings chart.

The Company supplementally informs the Staff that the only alteration made to the patient rankings chart was to provide brief explanations of what different CINV levels represent (for example, CINV 1 represents “Complete Control” of CINV). These alterations were derived from the text of the article from which the chart was obtained. The alterations were made to provide clarity to investors and the Company does not believe such alterations materially alter or change the original patient rankings chart.

27.       On page 75, you disclose that data from the Phase II clinical study demonstrated that a dose of 200mg rolapitant administered with a 5-HT3 receptor antagonist and dexamethasone achieved statistically significant improvement in preventing CINV than did 5-HT3 receptor antagonist and dexamethasone alone. Please expand your disclosure to provide the relevant P-values.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 82 to include the relevant P-values for the Phase 2 clinical study of rolapitant.

Licensing Agreements, page 77

28.       Please revise your disclosure regarding each of the agreements with OPKO and Amgen to disclose the potential range of royalty payments (for example, “low teens” or “high teens”).

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 85, 86 and F-25 to disclose the range of potential royalty payments in connection with each of the OKPO and Amgen agreements.

Securities and Exchange Commission

May 3, 2012

29.       You obtained an exclusive, royalty-bearing, sublicensable worldwide license for Rolapitant. The last sentence of your second paragraph reads “We will share future profits from commercialization, if any, by OPKO of licensed products in Japan, and OPKO retains an option to market the products in Latin America.” Please clarify what “licensed products” you are referring to. If OPKO will also have commercialization right to Rolapitant, please make this clear in your disclosure.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 54, 85 and F-25.

30.       In addition, on page 51 you state “There were no ongoing clinical trials for Rolapitant or the additional compound…” Please clarify what “additional compound” you are referring to and your rights and obligations related to the additional compound.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 23, 54, 78, 85 and F-25 to state which additional compound the Company is referring to, as well as the Company’s rights and obligations related to such additional compound.

Manufacturing, page 91

31.       Please disclose whether you are substantially dependent upon the CMOs referenced in this section. If so, please describe the material terms of your contract with any such CMO and file the agreement as an exhibit to your Form S-1. Please disclose whether you have identified any alternate suppliers in the event that current CMOs you utilize are unable to scale production.

The Company previously filed with Amendment No. 1 to the Registration Statement a copy of its agreement with Hovione Inter Limited, a contract manufacturer that the Company engaged in late March 2011 to provide certain services with respect to the manufacture of rolapitant. In addition, the Company has revised its disclosure on pages 98 and 99 to describe the material terms of this agreement. With respect to other agreements with contract manufacturers, the Company respectfully submits that it does not believe that its current agreements with the manufacturers of the preclinical and clinical trial supplies of its product candidates are required to be disclosed under Item 601(b)(10) of Regulation S-K. With respect to these agreements, the Company advises the Staff that:

•                  such agreements are entered into in the ordinary course of the Company’s business;

•                  the agreements relate only to limited quantities required for the Company’s preclinical studies and clinical trials, and the Company anticipates entering into other manufacturing agreements for commercial scale production of its clinical product candidates as the Company moves closer to commercialization of the product candidates; and

•                  because these agreements are only for limited preclinical and clinical supplies of the product candidates, the Company believes it could replace these manufacturers.

Accordingly, because (i) these agreements are entered into in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any such agreements, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

May 3, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 91 with regard to whether the Company has identified any alternate suppliers in the event that current manufacturers are unable to scale production.

Executive and Director Compensation

Summary Compensation Table, page 104

32.       As you may have entered into employment agreements with your named executive officers in May 2010, please provide compensation data for fiscal year 2010.

The Company has been informed by the Staff that this comment has been withdrawn.

Certain Relationships and Related Party Transactions

Preferred Stock Issuances, page 120

33.       Please file as exhibits to your Form S-1, each of the material agreements related to the issuances of your Series A-1, A-2 and Series B Preferred Stock.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it analyzed its exhibit filing obligation with respect to the agreements related to the issuance of its Series A-1, Series A-2 and Series B Preferred Stock under Item 601(b)(10) of Regulation S-K.  Consistent with the previously filed Exhibit Index, the Company has concluded that the only material agreement entered into in connection with the issuance of such stock is the Company’s Investor Rights Agreement, which sets forth all of the material contractual rights and obligations of the preferred stockholders and has been submitted with the Amendment.  Based on its analysis, the Company also concluded that the other agreements entered into in connection with such issuances, including the stock purchase agreements, are not material to the Company and therefore such agreements are not required to be filed.

Underwriting, page 137

34.       Please file the underwriting agreement and form of lock-up agreement.

The Company respectfully acknowledges the Staff’s comment.  The form of underwriting agreement and form of lock-up agreement (which will be filed as an exhibit to the form of underwriting agreement) will be filed as an exhibit to a future amendment to the Registration Statement.

35.       Please disclose whether the underwriters and their affiliates have provided services to the company and its affiliates in the past.

The Company respectfully advises the Staff that, other than the relationship with the affiliates of Leerink Swann, one of the joint-bookrunning managers, which is disclosed in the Registration Statement, none of the underwriters has a material relationship with the Company, and therefore respectfully submits that no additional disclosure would be required pursuant to Item 508(a) of Regulation S-K. The Company also advises the Staff that none of the underwriters or their affiliates have in the past received compensation for providing services to the Company in the past. In response to the Staff’s comment, the Company has revised the disclosure on page 151 to state that the underwriters have not performed commercial banking, investment banking or advisory services for the Company for which they have received any fees or reimbursement of expenses.

Securities and Exchange Commission

May 3, 2012

Preferred Stock

Conversion, page F-15

36.       You issued 10 million shares of Series A convertible preferred stock and 19.6 million shares of Series B convertible preferred stock in 2011 and 26.9 million shares of Series B convertible preferred stock in March 2012. Please tell us what consideration was given to recording a beneficial conversion feature pursuant to ASC 470. Please provide us a detailed analysis, including the effect the IPO price had on your analysis.

In response to the Staff’s comment, the Company has revised the disclosure in footnote 5 on page F-16. The Company supplementally advises the Staff that it accounts for potentially beneficial conversion features under ASC 470-20, Debt with Conversion and Other Options. In February 2011 and June 2011, the Company issued 10,000,000 and 19,600,000 shares of Series A and B convertible preferred stock at $1.00 and $2.175 per share, respectively. In March 2012, the Company issued 26,900,000 shares of Series B convertible preferred stock at $2.175 per share. At the time of each of these issuances, the value of the common stock into which the Series A and B convertible preferred stock is convertible had a fair value less than effective conversion price of the convertible preferred stock and as such, there was no intrinsic value on the respective commitment dates.  The following table summarizes the Company’s analysis for each of these issuances of convertible preferred stock:

Preferred Stock Issuance	Number of shares	Effective conversion price	Fair value of common stock on commitment date
Series A convertible preferred stock — February 2011	10,000,000	$1.00	$0.15
Series B convertible preferred stock — June 2011	19,600,000	$2.175	$0.92
Series B convertible preferred stock — March 2012	26,900,000	$2.175	$1.89

Note 6. Stock Based-Compensation

Stock Option, page F-20

37.       You disclose that you granted 3,077,500 options to purchase common stock at a weighted average price of $.38 per share in 2011. Please disclose in the filing the number and terms of all equity issuances subsequent to December 31, 2011, including the fair value assigned to each equity issuance and any expected stock compensation or beneficial conversion feature that will be recorded as a result of the issuance. Provide us a list of each equity issuance, the number of options issued, the date issued, the fair value used, and the terms of the equity instrument. In addition, please clarify to us how the change in fair value under the retrospective method affected your stock compensation. We will evaluate your disclosure relating to equity issuances once an IPO price has been determined.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it has disclosed all equity issuances, including options issued subsequent to December 31, 2011,

Securities and Exchange Commission

May 3, 2012

in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amendment, which begins on page 53.  The Company has disclosed the stock-based compensation incurred in the three month period ended March 31, 2012 and its total expected compensation cost in the notes to the consolidated financial statements as of March 31, 2012.   Additionally, as discussed in the response to comment 36 above,  the Company notes that as the fair value of common stock as of March 31, 2012 was determined to be lower than the effective conversion price of the convertible preferred stock, there was no intrinsic value, and thus no beneficial conversion feature was recorded as of March 31, 2012.  The increase in fair value of common stock that resulted from the retrospective valuation resulted in an increase in the Company’s stock-based compensation of approximately $155,000 and approximately $85,000 in 2011 and the three months ended March 31, 2012, respectively.  This increased stock-based compensation expense is reflected in $305,000 and $206,000 of the total stock-based compensation expenses reported in the consolidated financial statements as of and for the year ended December 31, 2011 and the three months ended March 31, 2012, respectively.

*              *              *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Leon O. Moulder, TESARO, Inc.
Mary Lynne Hedley, Ph.D., TESARO, Inc.
Richard J. Rodgers, TESARO, Inc.
Nandini Acharya, SEC Staff
Jennifer Riegel, SEC Staff
Asher M. Rubin, Esq., Hogan Lovells US LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Jim Morrone, Esq., Latham & Watkins LLP